Exhibit 9

Form 62-103F1

Required Disclosure under the Early Warning Requirements

Item 1 – Security and Reporting Issuer

1.1	State the designation of securities to which this report relates and the name and address of the head office of the issuer of the securities.

This report relates to subordinate voting shares (the “SV Shares”) and multiple voting shares (the “MV Shares”) of the Issuer.

Grown Rogue International Inc. (the “Issuer”)

550 Airport Road

Medford, OR

97504

United States

1.2	State the name of the market in which the transaction or other occurrence that triggered the requirement to file this report took place.

N/A.

Item 2 – Identity of the Acquiror

2.1	State the name and address of the acquiror.

J. Obie Strickler (the “Securityholder”)

c/o Grown Rogue International Inc.

550 Airport Road
Medford, OR

97504

United States

2.2	State the date of the transaction or other occurrence that triggered the requirement to file this report and briefly describe the transaction or other occurrence.

On August 30, 2024, the Securityholder converted 2,000 MV Shares into 2,000,000 SV Shares (the “SV Conversion”), representing, on an undiluted basis, 0.90% of the issued and outstanding SV Shares and 2.66% of the issued and outstanding MV Shares.

2.3	State the names of any joint actors.

Not applicable.

Item 3 – Interest in Securities of the Reporting Issuer

3.1	State the designation and number or principal amount of securities acquired or disposed of that triggered the requirement to file this report and the change in the acquiror’s security holding percentage in the class of securities.

Prior to the MV Conversion, Mr. Strickler owned, or had control or direction over, 32,694,416 SV Shares, options to acquire 2,000,000 SV Shares and 2,000 MV Shares all such securities, representing, on an undiluted basis, approximately 22.22% of the issued and outstanding SV Shares, 2.66% of the issued and outstanding MV Shares and 15.60% of the voting rights attached to all of the Issuer’s outstanding voting securities, and representing, on a partially diluted basis (assuming exercise of the options), 23.27% of the issued and outstanding SV Shares, 2.66% of the issued and outstanding MV Shares and 16.36% of the voting rights attached to all of the Issuer’s outstanding voting securities (based upon 147,081,172 SV Shares and 75,194.941 MV Shares outstanding).

Following the MV Conversion, Mr. Strickler owns, or has control or direction over, 34,694,416 SV Shares and options to acquire 2,000,000 SV Shares, all such securities, representing, on an undiluted basis, approximately 15.60% of the issued and outstanding SV Shares and voting rights attached to all of the Issuer’s outstanding voting securities, and representing, on a partially diluted basis (assuming exercise of the options), 16.36% of the issued and outstanding SV Shares and voting rights attached to all of the Issuer’s outstanding voting securities (based upon 222,276,113 SV Shares and nil MVS outstanding after giving effect to MV Conversion).

3.2	State whether the acquiror acquired or disposed ownership of, or acquired or ceased to have control over, the securities that triggered the requirement to file this report.

See items 2.2 and 3.1.

3.3	If the transaction involved a securities lending arrangement, state that fact.

Not applicable.

3.4	State the designation and number or principal amount of securities and the acquiror’s security holding percentage in the class of securities, immediately before and after the transaction or other occurrence that triggered the requirement to file this report.

See Item 3.1.

3.5	State the designation and number or principal amount of securities and the acquiror’s security holding percentage in the class of securities referred to in Item 3.4 over which

(a)	the acquiror, either alone or together with any joint actors, has ownership and control,

See Item 3.1.

(b)	the acquiror, either alone or together with any joint actors, has ownership but control is held by persons or companies other than the acquiror or any joint actor, and

Not applicable.

(c)	the acquiror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership.

See Item 3.1 above.

3.6	If the acquiror or any of its joint actors has an interest in, or right or obligation associated with, a related financial instrument involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the related financial instrument and its impact on the acquiror’s security holdings.

Not applicable.

3.7	If the acquiror or any of its joint actors is a party to a securities lending arrangement involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the arrangement including the duration of the arrangement, the number or principal amount of securities involved and any right to recall the securities or identical securities that have been transferred or lent under the arrangement.

State if the securities lending arrangement is subject to the exception provided in section 5.7 of NI 62-104.

Not applicable.

3.8	If the acquiror or any of its joint actors is a party to an agreement, arrangement or understanding that has the effect of altering, directly or indirectly, the acquiror’s economic exposure to the security of the class of securities to which this report relates, describe the material terms of the agreement, arrangement or understanding.

Not applicable.

Item 4 – Consideration Paid

4.1	State the value, in Canadian dollars, of any consideration paid or received per security and in total.

Not applicable.

4.2	In the case of a transaction or other occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, disclose the nature and value, in Canadian dollars, of the consideration paid or received by the acquiror.

Not applicable.

4.3	If the securities were acquired or disposed of other than by purchase or sale, describe the method of acquisition or disposition.

Not applicable.

Item 5 – Purpose of the Transaction

State the purpose or purposes of the acquiror and any joint actors for the acquisition or disposition of securities of the reporting issuer. Describe any plans or future intentions which the acquiror and any joint actors may have which relate to or would result in any of the following:

(a)	the acquisition of additional securities of the reporting issuer, or the disposition of securities of the reporting issuer;

(b)	a corporate transaction, such as a merger, reorganization or liquidation, involving the reporting issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of the assets of the reporting issuer or any of its subsidiaries;

(d)	a change in the board of directors or management of the reporting issuer, including any plans or intentions to change the number or term of directors or to fill any existing vacancy on the board;

(e)	a material change in the present capitalization or dividend policy of the reporting issuer;

(f)	a material change in the reporting issuer’s business or corporate structure;

(g)	a change in the reporting issuer’s charter, bylaws or similar instruments or another action which might impede the acquisition of control of the reporting issuer by any person or company;

(h)	a class of securities of the reporting issuer being delisted from, or ceasing to be authorized to be quoted on, a marketplace;

(i)	the issuer ceasing to be a reporting issuer in any jurisdiction of Canada;

(j)	a solicitation of proxies from securityholders;

(k)	an action similar to any of those enumerated above.

The Securityholder does not have any current plans or future intentions which relate to, or would result in, any of the events, transactions or circumstances enumerated in paragraphs (b) - (k) above.

The SV Shares were acquired for investment purposes. Subject to various factors including market conditions, the Securityholder’s determinations from time to time as to whether the trading price of the SV Shares adequately reflects the value of the SV Shares in relation to the Issuer’s activities and future prospects, and other factors and conditions the Securityholder deems appropriate, the Securityholder (or an affiliate or associate thereof) may acquire additional SV Shares, MV Shares or may dispose of any or all of his SV Shares, from time to time through, among other things, the exercise options and the purchase or sale of SV Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Securityholder may deem advisable.

Item 6 – Agreements, Arrangements, Commitments or Understandings With Respect to Securities of the Reporting Issuer

Describe the material terms of any agreements, arrangements, commitments or understandings between the acquiror and a joint actor and among those persons and any person with respect to securities of the class of securities to which this report relates, including but not limited to the transfer or the voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Include such information for any of the securities that are pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities, except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

Not applicable.

Item 7 – Change in Material Fact

If applicable, describe any change in a material fact set out in a previous report filed by the acquiror under the early warning requirements or Part 4 in respect of the reporting issuer’s securities.

Not applicable.

Item 8 – Exemption

If the acquiror relies on an exemption from requirements in securities legislation applicable to formal bids for the transaction, state the exemption being relied on and describe the facts supporting that reliance.

Not applicable.

Item 9 – Certification

I, as the acquiror, certify, or I, as the agent filing this report on behalf of an acquiror, certify to the best of my knowledge, information and belief, that the statements made in this report are true and complete in every respect.

DATED this 30th day of August, 2024.

(signed) “J. Obie Strickler”
J. Obie Strickler

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